Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.4074866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Mail and EDGAR

November 23, 2010

Kathleen Krebs
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:	China VantagePoint Acquisition Company
Registration Statement on Form S-1
Filed October 18, 2010
File No. 333-170006

Dear Ms. Krebs:

On behalf of our client, China VantagePoint Acquisition Company, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued in a letter dated November 15, 2010 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneous with this submission we are submitting five clean and marked copies of an amended Registration Statement on Form S-1/A for the Company (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended S-1.

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A limited liability partnership including professional corporations

Kathleen Krebs November 23, 2010 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
We note that you will not dissolve the company if you fail to consummate a business combination within the time periods set forth in your prospectus and, instead, you will continue in existence as a shell company with no or limited financial resources. Please revise your prospectus throughout to clarify whether you may become a blank check company subject to Rule 419 as a result of your failure to dissolve and, if not, how your offering may be effected in such a manner to avoid the application of Rule 419.

COMPANY RESPONSE:  Rule 419 under the Securities Act applies to every registration statement filed under the Securities Act relating to an offering by a blank check company.  Under Rule 419, a “blank check company” is defined as a company that:

•
is a development stage company that has no specific business plan or purpose or has indicated that its business purpose is to engage in a merger or acquisition with an unidentified company or companies; and

•	is issuing penny stock.

Pursuant to Rule 3a51-1 under the Securities Exchange Act, a penny stock is defined as a security other than a security that, among other things, whose issuer has net tangible assets (total assets less intangible assets and liabilities) of at least $5,000,000.

The Company clearly meets the first requirement of the applicability of Rule 419 in that it is a company seeking a target business.  However, since at the time of the offering, the Company will have both net tangible assets in excess of $5,000,000, as calculated on page 26 of the Registration Statement, its securities would not be considered a penny stock pursuant to Rule 3a51-1.  Therefore, because the Company's units in the initial public offering would not be a penny stock, the Company would not be subject to Rule 419.

The fact that the Company was unable to consummate its business combination, that it liquidated its trust account and would subsequently be subject to Rule 419 if it did a public offering at that time would not retroactively cause the provisions of 419 to apply to the initial public offering.

The disclosure in the registration statement has been revised on pages 6, 24, 67 and 86 to indicate that if we conducted an offering of our securities after the liquidation of the trust account, the Company may be subject to Rule 419.

Kathleen Krebs November 23, 2010 Page 3

2.
We note that you may repurchase of up to 50% of the subunits sold in this offering with proceeds from the trust account. Please revise your prospectus throughout to clarify whether you may become a blank check company subject to Rule 419 due to such repurchases and, if not, how they will be effected in such a manner to avoid the application of Rule 419.

COMPANY RESPONSE:  Please note the discussion of Rule 419 in response to comment 1, above.  Given that the initial public offering will have been completed at the time that the repurchases may take place, and given that such repurchases would be contingent on the trading price of the stock being $5.70 or less, the Company does not believe that it would be subject to Rule 419 in connection with its initial public offering.

3.
Please revise your prospectus to clarify how you may continue to repurchase up to 50% of the subunits sold in this offering in the event you structure a business combination providing for a tender offer.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 4, 18, 30, 58, 66 and 80 of the Amended S-1 to indicate that the repurchases would end one day prior to the commencement of a tender offer.

4.
Please clearly highlight throughout the prospectus that, if you do not consummate a business combination within the required time period, you will liquidate the trust account, but you will not liquidate the company, which will continue in existence as a shell company with no or limited financial resources. Disclose that the public shareholders will remain shareholders in the shell company on a substantially diluted basis of one share for every 100 subunits held by them (with all warrants expiring), but that the initial shareholders (consisting of your sponsor and management) will continue to hold the same number of securities representing approximately 96.2% of the issued and outstanding shares. Disclose that your management will have broad discretion to decide on the future of the shell company.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 6 and 67 of the Amended S-1.

5.	Please disclose why you have structured your offering to be an offering of units that consist of one subunit (of one ordinary share and one-half of a warrant) and one-half of a warrant.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 103 of the Amended S-1.

6.	Please disclose whether you intend to register your securities pursuant to Section 12 of the Securities Exchange Act.

Kathleen Krebs November 23, 2010 Page 4

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 7 and 102 of the Amended S-1 to indicate that the units, subunits, ordinary shares and warrants will be registered pursuant to the Securities Exchange Act of 1934, as amended.

7.
Please revise to disclose the legal basis for the manner by which holders seeking to separate their units "will lose a portion of the warrants they would otherwise be entitled to," as you disclose throughout your prospectus.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 7, 8,102 and 103 of the Amended S-1 clarify that only one-half of a warrant would be lost due to rounding.

8.	Please revise your prospectus to clearly indicate whether you will structure a transaction in which warrant holders will receive consideration as a result of the business combination.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 15, 75 and 104 of the Amended S-1.

9.
Please submit all exhibits as soon as possible so that we may better understand the basis for your disclosure. We must review these documents before the registration statement is declared effective and we may have additional comments.

COMPANY RESPONSE:  The Company and the underwriters are negotiating the terms of the exhibits and the Company will file drafts as soon as is practicable.  The Company acknowledges the Staff's obligation to review these documents.

10.
As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no objections.

COMPANY RESPONSE:  The Company will advise the Staff once the compensation to be paid to the underwriters has been cleared by FINRA and will arrange for FINRA to contact the Staff to so advise it.

Prospectus Cover Page

11.
Please disclose that, unlike other blank check companies, the company does not intend to submit the initial business combination transaction to its stockholders for a vote and intends to conduct redemptions of up to 66% of the company's publicly-held subunits pursuant to a tender offer.

Kathleen Krebs November 23, 2010 Page 5

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the cover page of the prospectus.

12.
Please disclose that, unlike other blank check companies, you may use funds in the trust fund to purchase up to 50% of the subunits sold in the offering from 61 days after the offering until the time that any vote is held to approve an initial business combination.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the cover page of the prospectus.

Prospectus Summary page 1

13.	Please provide a table or chart that clearly lists and summarizes all of the ways you have structured the offering to favor the consummation of a business combination.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 4 through 5 of the Amended S-1.

14.
Please discuss the circumstances under which you would extend the time to consummate a business combination from eighteen months to twenty-four months. Disclose how you will notify stockholders that the time period has been extended.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 2, 69 and 91 of the Amended S-1.

15.
Please revise your prospectus to reflect how the effect(s) of your potential repurchases, redemptions and/or tender offer will affect your ability to consummate a business combination, including the number and quality of potential targets.

COMPANY RESPONSE:  Change in response to the Staff’s comment have been made on pages 3, 18, 66, 80 and 103 of the Amended S-1.

16.
Pleas provide summary disclosure here and more detailed disclosure in the risk factors and body of the prospectus of the due diligence you will conduct on target businesses in "Greater China," such as:

o	Whether the target company has the proper business licenses and is operating within the scope of its business licenses;

o	The extent to which the target company and its principals have complied with government regulations;

Kathleen Krebs November 23, 2010 Page 6

o	The ability of the target company and its principals to comply with regulations governing foreign investment enterprises and, if applicable, wholly foreign owned enterprises;

o	The organizational structure of the target company before the combination and changes to the structure that must occur prior to and after consummation of a business combination;

o	Whether the target company has effective internal control over financial reporting; and

o	The extent to which the target company has people who are knowledgeable about U.S. GAAP and SEC rules and regulations.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 4, 32, 34 and 79 of the Amended S-1.

17.	Also discuss the challenges associated with investing in a target business in "Greater China," such as:

o
The Practical implications to the company and the target company of PRC foreign currency exchange administration rules and PRC regulations of loans and direct investments by offshore holding companies to PRC entities. For example, discuss the limitations on the use of the offering proceeds to fund the target company. Also discuss the ability of the target company to pay dividends to the company;

o	Obligations to fund registered capital requirements;

o	Tax implications, including the risk that the company would be considered a PRC resident enterprise under Enterprise Income Tax Law; and

o	Labor Contract laws in the PRC.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 1, 2, 4, 48, 49, 51, 52, 53, 54 and 55 of the Amended S-1.

Effecting a Business Combination, page 2

18.
Please revise this section, as well as the ones beginning on pages 10 and 61, to indicate the factors you will take into consideration when determining whether to structure the business combination as an acquisition that requires shareholder approval.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 3, 15 and 75 of the Amended S-1.

Kathleen Krebs November 23, 2010 Page 7

19.
We note that you are a company organized under the laws of the Cayman Islands. Please disclose what information you will provide stockholders if you seek shareholder approval and when you will deliver the information in relation to the stockholder vote. Disclose whether you will file the information with the Commission.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 2 and 75 of the Amended S-1.

20.
We note your disclosure that, unlike many other blank check companies, you are not required to have a shareholder vote to approve your initial business combination, "unless the nature of the business combination would require shareholder approval under applicable Cayman Islands law." Please clarify your disclosure to describe the nature of business combinations deemed as a "scheme of arrangement" subject to shareholder approval pursuant to such law and whether it includes a reverse acquisition. Refer to related disclosure on page 89.

COMPANY RESPONSE:  Cayman Islands law now has provisions for mergers and acquisitions.  As such, the Company has removed all references to “scheme of arrangement” from the Amended S-1.  In addition, the Company has revised the Amended S-1 on page 106 to provide a description of the relevant Cayman Islands laws governing mergers and similar arrangements.

21.
We note herein and on page 26 that you may consider a recapitalization (reverse acquisition) as a possible acquisition transaction. If so, it is unclear to us how this will be consistent with your statement elsewhere in the filing that you will" not acquire less than a controlling interest (typically meaning more than 50% of the voting securities of the target business)." Please expand your disclosure to provide a separate caption for alternative transactions that are not deemed a business combination, including but not limited to a reverse acquisition, and explain how you intend to use the cash proceeds from this offering in such transactions.

COMPANY RESPONSE:  The Company will not acquire less than a controlling interest in a target business.  Whether a transaction will be treated as a recapitalization or reverse acquisition solely relates to the accounting treatment of such transaction and would not, for the Company’s purposes, result in it owning less than 50% of the voting securities of the surviving business in connection with an acquisition transaction.

22.	Please identify the directors and officers who are nationals or residents of jurisdictions other than the United States and disclose their nationalities and where they reside.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 94 of the Amended S-1.

Kathleen Krebs November 23, 2010 Page 8

The Offering, page 4

Redemption, page 7

23.
Please clarify whether you may only redeem the outstanding warrants when they are exercisable and there is a current registration statement covering their exercise. Also disclose what factors management will consider in determining whether to require all warrant holders to exercise their warrants on a cashless basis.

COMPANY RESPONSE:  The Company respectfully informs the Staff that on pages 10 and 104 of the Registration Statement, it was previously disclosed in the second bullet point that the Company will only redeem the warrants “…at any time while the warrants are exercisable…”  Changes in response to the Staff’s comment have been made to pages 11 and 105 of the Amended S-1.

Amended and Restated Memorandum and Articles of Incorporation, page 10

24.
You disclose that specific provisions in your Amended and Restated Memorandum and Articles of Association may not be amended, that you have been advised that such provisions limiting your ability to amend your articles may not be enforceable under the laws of the Cayman Islands and that you view these provisions" as obligations to [y]our shareholders and will not take any action to amend or waive these provisions." Please provide us with an opinion from counsel that discusses the validity and enforceability under Caymans Islands law of making these provisions non-amendable. Clarify in your disclosure the likelihood that these provisions will not be enforceable and disclose what vote or other actions would otherwise be required to amend the provisions. Disclose the apparent trend among blank check companies of modifying governing documents in order to effectuate a business combination.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to pages 13 and 108 of the Amended S-1.  Attached hereto as Annex A is an opinion from Conyers Dill & Pearman, special Cayman Islands legal counsel to the Company (“Conyers”), in which Conyers discusses the validity and enforceability under Cayman Islands law of making the provisions referenced in comment 24 non-amendable.

Shareholder vote to approve a business combination, page 11

25.
We note your statement on page 11 that "no public shareholder, whether acting singly or with any affiliate or other person acting in concert or as a "group" (as defined in Section 13(d)(3) of the Exchange Act), will be permitted, without your prior written consent, to exercise voting rights on any proposal submitted for consideration at a meeting relating to a proposed business combination with respect to more than 10% of the shares included in the subunits sold in this offering. Accordingly… [such] shares—will remain outstanding following the consummation of such business combination in the name of the public shareholder(s)." Please provide an opinion from counsel addressing how it is permissible under Cayman Islands law to restrict a shareholder's exercise of voting rights when a shareholder vote is required.

Kathleen Krebs November 23, 2010 Page 9

COMPANY RESPONSE:  Attached hereto as Annex A is an opinion from Conyers addressing how it is permissible under Cayman Islands law to restrict a shareholder’s exercise of voting rights when a shareholder vote is required.

26.
We note your disclose on page 12 regarding the actions that the company and its officers, directors, initial shareholders or their affiliates may take if stockholders vote against a proposed business combination, indicate an intention to vote against a proposed business combination and/or seek redemption of their subunits. Please revise to indicate how such purchases may be effected after a stockholder has already voted or sought redemption for their subunits. Disclose whether any purchases may be made at a premium price and whether any premium price paid by the company would be in the best interest of the stockholders, considering in particular that the remaining stockholders will experience a reduction in book value per share compared to the value received by stockholders that successfully have their shares purchased at a premium. Indicate if and when the company, its officers, directors, initial shareholders or their affiliates would publicly disclose the material terms of such transactions.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to page 16 of the Amended S-1.

Permitted purchases of subunits, page 13

27.	Please provide examples that illustrate how the purchase of subunits will impact the redemption threshold and vote required.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 81 of the Amended S-1.

Redemption rights, page 14

28.
Please clearly state that you have structured the redemption rights so that public shareholders voting against a proposed business combination will receive less consideration than shareholders who vote for a proposed business combination.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 19, 37 and 81 of the Amended S-1.

Kathleen Krebs November 23, 2010 Page 10

Restrictions on redemption rights in the event a shareholder meeting is held, page 15

29.
We note your statement on page 15 that, by limiting a shareholder's ability to redeem no more than 10% of the subunits sold in this offering, you believe you have limited the ability of a small group of shareholders to block a transaction which is favored by your other public shareholders. Please balance this disclosure by indicating that, by limiting redemptions in such a manner, you are also enabling the company to consummate a transaction opposed by significant public shareholders.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 16, 20 and 82 of the Amended F-1.

Liquidation of the trust account if no business combination, page 17

30.
Please clearly state that you have structured the liquidation of the trust so that, if a shareholder vote is held and approval is not obtained for a proposed business combination, public shareholders voting against a proposed business combination will receive less consideration than shareholders who vote for a proposed business combination.

COMPANY RESPONSE:  Changes in response to the Staffs’ comment have been made to pages 22 and 84 of the Amended S-1.

Liquidation of the trust account if no business combination, page 17

Survival after liquidation of trust account, page 19

31.
Disclose how the initial stockholders' and underwriters' securities will be treated if the trust is liquidated, Disclose the percentage of the company's shares that they will own after liquidation of the trust account.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 24, 85 and 86 of the Amended S-1.

Escrow of initial shares, page 19

32.
Please revise the disclosure relating to the escrow of initial shares throughout your prospectus to clarify the operation of the "certain limited exceptions" noted on page 19, and reconcile such statement with that on page 79 asserting that the initial shares owned by your officers and directors will be released from escrow only if a business combination is successfully completed.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 95 and 98 of the Amended S-1.

Kathleen Krebs November 23, 2010 Page 11

Risk Factors, page 23

The liquidity of our securities in the open market may be reduced, page 25

33.	Please revise the subheading to specifically refer to the provisions that may result in decreased liquidity.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to page 30 of the Amended S-1.

Our initial shareholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring a shareholder vote, page 35

34.	Please separate this risk factor into two risk factors: one that discusses control prior to a business combination and one that discusses control if the trust is liquidated.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to page 40 of the Amended S-1.

35.
Please disclose why it is unlikely that there will be an annual meeting of shareholders to elect new directors prior to the consummation of a business combination. Disclose the requirements for the election of directors under Cayman Islands law and your governing documents. Clarify whether there are any remedies available under Cayman Islands law to shareholders that may want an annual meeting prior to a business combination.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to page 40 of the Amended S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Liquidity and Capital Resources, page 58

36.
We note your statement that you "believe the purchase price of insider warrants and the EBC warrants is greater than or equal to the fair value of such warrant." Tell us the basis for your statement, including your valuation assumptions for such warrants and your assessment as to whether they are compensatory or not.

COMPANY RESPONSE:  In determining that the purchase price of the insider warrants and the EBC warrants is greater than or equal to the fair value of such warrants, the Company reviewed all special purpose acquisition companies which had registration statements that were declared effective by the Staff during the last 12 months.  The following table represents the Company’s findings:

Kathleen Krebs November 23, 2010 Page 12

		Warrant Trading Price
SPAC Name	Date of Effectiveness	1st Day	2nd Day	3rd Day	4th Day	5th Day	Average of 5 Days

GSME Acquisition Partners I	11/20/2009	$0.25	$0.25	$0.30	$0.30	$0.30	$0.28

57th Street General Acquisition Corp.	5/19/2009	$0.40	$0.40	$0.43	$0.43	$0.43	$0.42

Cazador Acquisition Corp.	10/8/2010	$0.35	$0.35	$0.35	$0.35	$0.35	$0.35

Mean							$0.35

Median							$0.35

The table above represents all special purpose acquisition companies that split their units into their component parts over the last twelve months.  Based on the foregoing, and the fact that the insider warrants and the EBC warrants are not publicly tradable, the Company believes purchase price of $0.35 per warrant for the insider warrants and the EBC warrants is greater than or equal to the fair market value of such warrants.

The Company does not consider either the insider warrants or the EBC warrants to be compensatory, due to the fact that both parties are paying fair market value for such warrants.

Proposed Business, page 60

37.
Please provide a section which discusses regulations in "Greater China" that could apply to a target business and the company in connection with a business combination and after a business combination. Identify each regulation and regulatory authority. With respect to each regulation, clearly state how the regulation would impact the business combination, the target company and the company after the business combination. Provide illustrative examples of how each regulation would apply and what its impact would be. Also disclose the consequences of not complying with each regulation.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 71 through 74 of the Amended S-1.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Kathleen Krebs November 23, 2010 Page 13

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP

Annex A

Conyers Dill & Pearman	BERMUDA
Cricket Square	BRITISH VIRGIN ISLANDS
PO Box 2681	CAYMAN ISLANDS
Grand Cayman KY1-1111	CYPRUS
Tel: +1 (345) 945 3901	DUBAI
Fax: +1 (345) 945 3902	HONG KONG
conyersdill.com	LONDON
MAURITIUS
MOSCOW
SÀO PAULO
SINGAPORE

19 November, 2010
Matter No.: 874997
Doc Ref: CWHB/kl/345770
China VantagePoint Acquisition Company
Cricket Square
PO Box 2681
Grand Cayman KY1-1111
Cayman Islands

Dear Sirs,

Re: China VantagePoint Acquisition Company (the “Company”)

We have acted as special Cayman Islands legal counsel to the Company and have been requested to provide this letter of advice in connection with submission to the United States Securities Exchange Commission (“SEC”) in connection with is comment letter dated 15 November, 2010 (the “Comment Letter”) with respect to the Company’s registration statement (the “Draft Statement”). For purposes of this advice, we have reviewed the Comment Letter and the Draft Statement filed with the SEC on 18 October, 2010. We would advise as follows:

1.
We confirm that the power to amend a Cayman company’s memorandum and articles of association is a statutory power granted by the Companies Law of the Cayman Islands to Cayman Islands companies. Although there have been no Cayman Islands cases on this issue, English common law would be of persuasive authority before the Cayman Islands courts and under English common law[1], a company cannot agree to fetter itself in the exercise of its statutory powers. As the memorandum and articles of a Cayman Islands company are a contract between the Company and its shareholders, any restriction in the memorandum and articles with respect to their amendment is potentially unenforceable as a result of this principle.

Under the Companies Law, the memorandum and articles of a Cayman Islands company are amended by way of the shareholders passing a special resolution. A special resolution is passed when:

1   Russell v.  Northern Bank Development Corp. 1993 AER p161

“(a) it has been passed by a majority of not less than two-thirds (or such greater number as may be specified in the articles of association of the company) of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given....”

As a result of the statutory definition, it would be permissible for the articles of association to provide for a higher voting threshold than the two-thirds specified by the Companies Law for an amendment to the articles or any particular provision of the articles.

2.
A provision under the articles of association restricting the holder of over 10% of the public shares from voting such shares in specific circumstances set out in the articles of association will not breach the Companies Law nor any other applicable law, order or decree in the Cayman Islands.

3.
There is no requirement under the Companies Law for a Cayman company to hold annual general meetings or elect directors. Accordingly, shareholders would not have the right to do so nor remedies available if there are no specific provisions in the articles providing for the convening of annual general meetings or the annual appointment or re-election of directors.

Yours faithfully,

Conyers Dill & Pearman

conyersdill.com